Exhibit 99.1

Cheche Group Announces Strategic Partnership with

Dongfeng Motor Group’s Insurance Provider

BEIJING, China – August 15, 2024 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche” or the “Company”), China’s leading auto insurance technology platform, today announced that it has entered into a partnership with Wuhan Dongfeng Insurance Broker Co., Ltd. (“Dongfeng Insurance”), as Cheche further diversifies its partner network with leaders in the new energy vehicle (“NEV”) industry.

Dongfeng Insurance handles the insurance business for all brands affiliated with Dongfeng Motor Group Company Limited (“Dongfeng Motor Group”), an automotive company with a 49.5% ownership stake in Dongfeng Insurance. One of the “Big Four” state-owned car manufacturers in China, Dongfeng Motor Group develops and brings brands to market like Fengdu, Aeolus, Forthing, VOYAH, M Hero, and NAMMI, while also marketing foreign-branded vehicles, such as Dongfeng Honda, Dongfeng Nissan and Dongfeng Peugeot-Citroën, through joint ventures.

Cheche’s initial brand launch is with VOYAH, a luxury NEV brand in the Dongfeng Motor Group that recently engaged Cheche to provide national licensing and other comprehensive insurance services across China, including more than 900 VOYAH delivery stores.

“The Dongfeng Insurance partnership is another celebrated milestone for Cheche that further establishes our position as the leading intelligent insurance platform for NEVs in China,” said Lei Zhang, Founder, CEO, and Chairman of Cheche. “The strategic partnership designates Cheche as an approved provider for Dongfeng Motor Group’s NEV brands, creating significant opportunities nationwide as China’s NEV adoption rate remains strong.

“Looking ahead, we will leverage our technology and vast suite of services to strengthen the relationship with Dongfeng Insurance and seek to provide digital insurance solutions for additional Dongfeng Motor Group’s brands as Cheche continues to prioritize business opportunities with both NEV and traditional auto manufacturers.”

The strategic partnership with Dongfeng Insurance enables Cheche to administer comprehensive insurance services and create value for our partners.

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding existing and new partnerships and customer relationships, projections, estimation, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 108 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185